Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 26, 2016, relating to the consolidated financial statements of The Blackstone Group L.P. and subsidiaries (“Blackstone”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of the Financial Accounting Standards Board’s amended consolidation guidance as of January 1, 2015) and the effectiveness of Blackstone’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Blackstone for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in this Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

New York, New York

February 26, 2016